FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Stream Communications Network & Media Inc.

1400 – 400 Burrard Street

Vancouver, BC, V6C 3G2

Item 2

Date of Material Change

October 3, 2005

Item 3

News Release

October 3, 2005 news release, posted on SEDAR, disemmination by Stockwatch,  Market News Publishing

Item 4

Summary of Material Change

Paid off Quest Capital Loan

Item 5

Full Description of Material Change

See attached news release dated October 3, 2005

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7

Omitted Information

N/A.

Item 8

Executive Officer

Casey Forward, CFO

(604) 669-2826

Item 9

Date of Report

January 16, 2006

October 3, 2005

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Purchases 6,000 Cable TV Subs & Pays off Quest Loan

Stream Communications Network & Media Inc. (“the Company” or “Stream”) is pleased to announce the closing of a private placement of common shares in the Company at a subscription price of $0.1875 USD per share, for a total of 4,000,000 restricted shares issued and net proceeds of $750,000 USD to the Company.  There are no warrants associated with this placement and no finder’s fees or commissions payable.

With these proceeds the Company has paid the outstanding loan of $650,000 CAD to Quest Capital Corp. in full, and is now in a position to cancel the 4,450,000 common shares previously issued as loan guarantee.

In addition effective October 1, 2005 Stream has purchased an additional 6,000 cable TV subscribers in Southern Poland for $1.2 million USD, comprised of $600,000 USD cash and the same amount in shares at a deemed price of $0.30 USD per share.  As a result of this transaction Stream will immediately generate an additional $41,000 USD per month bringing annualized revenues to $5.1 million USD.

This acquisition places Stream as the 7th largest cable television operator in Poland with over 60,000 cable TV subscribers and a combined total of 64,500 revenue generating units (“RGU’s”) putting the Company’s operations in a positive EBITDA position for the fourth quarter of 2005.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  With over 64,000 subscribers currently, Stream is one of the principal consolidators of the Cable Communications sector and is a leading Cable TV operator and Internet provider in the densely populated markets of Southern Poland.  Established in 2000, Stream has offices in Krakow and Vancouver.

Mike Young, Investor Relations

Tel. 604-669-2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.